FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

August 14, 2009

Item 3: News Release:

A news release dated and issued on August 14, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska welcomes Chinese Geological Team to Poplar Uranium Project

Item 5: Full Description of Material Change:

Vancouver, Canada, August 14th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to announce the commencement of exploration by operator East Resources Inc. at its Poplar uranium Project, situated on the northern rim of the Athabasca Basin of Saskatchewan, Canada.

A team of six Chinese geologists from East Resources Inc. have teamed together with CanAlaska personnel to undertake geological mapping and prospecting at 5 target zones on the project in preparation for extensive drill testing this coming winter.

Pursuant to an Memorandum of Understanding between CanAlaska and East Resources (see News Release dated June 25th, 2009), East Resources may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in the project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

The Company warmly welcomes the participation of the geological team from China and looks forward to their constructive and fruitful engagement in the exploration of this highly-promising property.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of August 2009.